[*] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Exhibit 10.10

Tesspay Inc

300 Creek View Road

Suite 209

City of Newark

County of New Castle

Delaware

19711

24 November 2022

To:	The board of directors of Tesspay Inc

Acquisition of the entire issued share capital of Create.iF Manage Limited

We refer to the share purchase agreement (SPA) to be entered into today between Create.iF Group Limited (Seller) and Tesspay Inc (Buyer) for the sale and purchase of the entire issued share capital of Create.iF Manage Limited (Company). Terms defined in the SPA shall have the same meaning when used in this letter, unless the context requires otherwise.

This letter (including its Schedules) is the Disclosure Letter referred to in the SPA and constitutes formal disclosure to the Buyer for the purposes of the SPA of the information, facts and circumstances which are or may be inconsistent with the Warranties. Such information, facts and circumstances, to the extent such the information, facts and circumstances are fairly disclosed (as defined in clause 5.3 of the SPA (“Disclosed”)), will be deemed to qualify the Warranties accordingly.

References in this letter to paragraph headings and numbers shall, unless the context otherwise requires, be to those headings and numbered paragraphs in Schedule 2 of the SPA. Such headings and numbering are for convenience only and shall not alter the construction of this letter, nor in any way limit the effect of any of the disclosures, all of which are made against the Warranties to which such disclosures may be applicable. A disclosure or qualification made by reference to any particular Warranty shall be deemed, to the extent Disclosed, to be made also in respect of any other Warranty to which the disclosure or qualification may be applicable. Where brief particulars only of a matter are set out or referred to in this letter, or a document is referred to but not attached, or a reference is made to a particular part only of such document, full particulars of the matter and the full contents of the document are deemed to be disclosed (to the extent Disclosed), and it is assumed that the Buyer does not require any further particulars.

The disclosure of any matter or document shall not imply any representation, warranty or undertaking not expressly given in the SPA, nor shall such disclosure be taken as extending the scope of any of the Warranties.

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GENERAL DISCLOSURES

By way of general disclosure, the following matters and information are, to the extent Disclosed, disclosed or deemed disclosed to the Buyer:

1.	The contents of the SPA and all transactions referred to in it.

2.	The contents of the memorandum and articles of association of the Company, copies of which are included in the Disclosure Documents.

3.	All matters that would be revealed by an online search of the file of the Company at Companies House on the second Business Day before the date of this letter.

4.	The contents of the statutory books of the Company, copies of which are included in the Disclosure Documents.

5.	The information contained in the documents contained in the Disclosure Documents.

6.	All matters shown in a business plan and month by month financial projections through 31 December 2023 and audited financial statements for each of the twelve-month periods ended 31 December 2020 and 31 December 2021 reported by Shipleys LLP.

7.	All matters shown in the Accounts and the Interim Accounts.

SPECIFIC DISCLOSURES

The matters set out in Schedule 1 are, to the extent Disclosed, disclosed to the Buyer.

Please acknowledge receipt and acceptance of this letter by signing, dating and returning the enclosed copy of this letter.

Yours faithfully,

/s/ Matthew Butler
For and on behalf of Create.iF Group Limited

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We hereby acknowledge receipt and accept the contents of this letter, of which this is a duplicate.

/s/ Jeff Mason
For and on behalf of Tesspay Inc

24 November 2022
Date

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SCHEDULE 1

SPECIFIC DISCLOSURES

Warranty Clause	Specific disclosure
3.1 8.2 9.1.2 27.1	The Company is one subsidiary amongst many. In view of this, the tax structure of the Company, the Seller and the Seller’s Group involves the movement of money between each group company:

●	Create-iF Online Ltd deals with the tech aspects of the Group and purchases software and subscriptions. Create-iF Online Ltd then charges the other group companies (including the Company) for these items. Some Information Technology is held in the Seller’s name or in the other subsidiary’s names. It has been agreed between the Seller and the Buyer that these licences, subscriptions and billing arrangements will be novated to the Company on Completion.

●	The Seller has funded some overhead used to run the Company (specifically ‘upfront’ endeavour in respect of securing new contracts for the purposes of the acquisition, continued in good faith). It is intended that the Company will reimburse those overheads once revenue is realised by the Company. It has been agreed between the Buyer and Seller that the Buyer will reimburse ‘pre-transaction’ costs after completion.

●	Create-iF DMP Ltd has realised minimal revenue in the last 3 years and, as such, Create-iF DMP is utilising its loss relief in respect of the Company’s revenue. A £50,000 tax liability may materialise in Create-iF DMP and, in view of this, the Company may realise a £50,000 tax rebate. The value of this, and whether it will materialise, will not be known until after Completion.

3.3	The Seller has interests in all of the various Create-iF companies which make up the Seller’s Group. The Seller also holds interests in the development and holding of property, but this is not intended to compete with the Company.

7.4	The Company’s accountants have filed confirmation statements late in the past.

8.4	The Interim Accounts were requested by the Buyer for the purposes of the SEC application. Based on the Buyer’s request the following items are not included in the Interim Accounts:

1.	the intercompany monies described under the disclosure against warranty 3.1 (above);
2.	bad debt;
3.	unpaid invoices.

Therefore, the Interim Accounts have not been prepared on a proper nor prudent basis consistent with the Accounts and the Interim Accounts do not accurately and fairly represent the trading performance of the Company given that liabilities were taken out of the Interim Accounts pursuant to the Buyer’s instructions.

9.1	Just prior to the Accounts Date, around September 2021, the Company’s turnover materially reduced. Revenue reduced from around £2 million to £400,000. This was an intentional decision made by the Company, supported by an adequate ‘group’ balance sheet. The Company wanted to focus on developing a consultancy with an underlying technology platform and therefore directed its efforts to sectors, clients and customers that were aligned with a fintech/prop-tech philosophy. The Sellers presentation to the Buyer in January 2022 clearly set out and described the business plan.

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Warranty Clause	Specific disclosure
9.2	The Company has bad debts. The Accounts show book debts that have not been realised. The Company has the following bad debts:

●	[*]
●	[*]

10.2 10.8.2 23.2.3	The Company is a party (or will have contracts novated them upon completion) to the following leasing, hire purchase and subscription-based agreements:

1.	4Com/HiHi: 84 month rolling contract for the Company’s telecoms (an option to renew every 24 months). The cost to the Company is £573.44 per month.
2.	XBM: lease agreement for the office photocopier. 4 years remain under the agreement. The cost to the Company is £180 per month.
3.	Autodesk: a construction cloud software platform. This is a 3-year contract renewed annually in advance. The contract is set to end in July 2024 and costs £6,172 which is paid annually in advance. The next instalment/renewal is due imminently.
4.	Egnyte: common data environment. This is a 3-year contract which is renewed annually in advance. This costs the Company $5,355 annually. The next instalment/renewal is due imminently.
5.	DocuSign: electronic signature platform. The Company pays £2,000 annually one year in advance.
6.	Avensure: HR support and compliance. This contract costs the Company £150 per month. There is 4 years remaining under this contract.
7.	Credit Agreement for Professional Indemnity Insurance

[*]

10.6

The Company often accepts professional appointments (e.g. a project manager, consultancy services) and as such is required to provide various professional appointment related warranties such as collateral warranties for the benefit of a purchaser and/or tenant and/or funder. These are standard in the construction industry. The length of the liability may differ between 6 years to 12 years, as is standard in the industry.

An example of one such collateral warranty is included in the data room.

[*]

10.10 15.1

The Company owes NatWest £36,368 pursuant to a Coronavirus Bounce Back Loan. The amount loaned was £50,000 and the Company pays monthly repayments of £887.

The Buyer and the Seller have agreed, between themselves, that the Buyer is going to reimburse the Seller for cost of sales & overheads purchased by the Seller for the benefit of the Company as set out in the specific disclosure made pursuant to warranty 3.1 above. This figure is likely to be circa £63,000 and is detailed in the ‘working cashflow requirement’ document.

[*]

13	The Company, as is standard in the construction industry, only has a handful of projects in any given year. In view of this, the Company will not have more than 10 clients at any one time. Therefore, each client accounts for more than 10% of the aggregate amount of sales made by the Company during any period.

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Warranty Clause	Specific disclosure
18	As far as the Seller is aware, the Company has conducted business in accordance with all applicable laws and regulations.

19.1	As the Company is a subsidiary of the Seller, the following assets used by the Company are legally and beneficially owned by the Seller:

1.	the domain name;
2.	lease contracts set out in the specific disclosure against 10.2 (above);
3.	the registered trade mark over the name ‘Create-iF’.

20.1	The Company has a lease over its office premises at 321 Bradford Street, Birmingham, B5 6ET. Neither the Seller nor the landlord can find a copy of this lease. The annual rent was £19,044, but is expected to increase to £28,566 as of 01 October 2022. The lease is rolling. The lease was originally granted to Create-iF DMP and has since been transferred to the Company.

21.3 21.4	As the Company deals with construction consultancy the Company does not design or create anything. Use of architects’ designs is required of the Company to fulfil its obligations to its clients, but the Company does not have any rights over or rights to any of these designs and information. To provide the consultancy services, the Company may use product specifications from time to time. Again, rights to and rights over these specifications do not belong to the Company.

21.7	The Company does not have its own domain name. All subsidiaries form part of the Seller’s website - https://www.create-if.com/ which is registered to the Seller.

23.1 23.2.2 23.2.3	Some Information Technology is held in the Seller’s name or in the other subsidiary’s names. It has been agreed between the Seller and the Buyer that these licences, subscriptions and billing arrangements will be novated to the Company on Completion.

25	The Company has in place professional indemnity insurance which provides cover for £5 million. This currently costs the Company £5,000 per annum. Employers & Public Liability insurance is also in place at circa £1,000 per annum. See the Disclosure Documents at folder 25.

26.1	The Company has the following employees:

●	MB – Director - £12,570 per annum
●	KJO – Operations Manager – in the view of the Seller 6 years continuous service - £12,750
●	MH – Docs Manager – 3 years continuous service - £19,600
●	SB – Admin – 3 years continuous service - £12,570

All employees are entitled to: 25 days annual leave plus bank holidays.

KJO does not have a formal written employment contract on place. KJO receives a salary of £12,570. She is also a shareholder of the Seller’s various subsidiaries, and she receives dividends from these. The salary of £12,570 and various dividends from the subsidiaries totals to approximately £50,000 per annum. KJO was offered non-voting shares in the Company prior to negotiations with the Buyer to enable the issue of a regular dividend not exceeding £36,000 per annum. This was not put in place due to negotiations with the Buyer. The Company agreed with KJO that, instead of issuing non-voting shares, the Company would increase KJO’s remuneration instead as follows:

-	salary of not less than £62,500 per annum;
-	car allowance of £7,500 per annum (paid in addition to salary);
-	standard employer pension contributions; and
-	eligibility to any future employee share and/or bonus scheme (if any).

This agreement is verbal. As far as the Seller is aware the agreement is legally binding and takes effect from Completion.

SB is Matt Butler’s wife, and her employment will be terminated on Completion.

MH started employment on a salary of £22,500. This was reduced to £18,000 due to MH beginning to work only 4 days per week. The Company agreed a salary increase to £19,600 for MH effective from 01 November 2022.

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Warranty Clause	Specific disclosure
26.6	The Company pays pension contributions pursuant to its auto-enrolment obligations.

26.9	The Company has two consultancy agreement in place. One is with Mark Walker and the other is with Josh Johnson. Both consultants are paid £1,350 for a month’s worth of one day per week work. Josh Johnson would like to become an employee and Mark Walker wishes to remain a consultant. Copies of each consultancy agreement is in the Disclosure Documents. [*]

27.2	The Company is contemplating making an R&D tax credit claim.

28.1	The Company has facilitated drawings to GROUP (the Seller) of circa £62,000 in the last 10 months. The additional expenditure of the Company in respect of the direct/indirect costs of this transaction may have affected the ability of the Company to vote dividends intended to cover the drawings from distributable reserves.

28.2	The Company’s accounting period has ended – September 2022.

28.4 28.5 28.8	The Company’s accountants filed confirmation statements and VAT returns late. If any fines arose, they were paid at the time.

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